Exhibit 12 Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

October 16, 2026

Board of Trustees

William Blair Funds

Emerging Markets Debt Fund

150 North Riverside Plaza

Chicago, IL 60606

Board of Trustees

William Blair ETF Trust

Emerging Income ETF

150 North Riverside Plaza

Chicago, IL 60606

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Emerging Markets Debt Fund (the “Acquired Fund”), a series of William Blair Funds, a Delaware statutory trust (the “Acquired Fund Trust”), to Emerging Income ETF (the “Acquiring Fund”), a series of William Blair ETF Trust, a Delaware statutory trust (the “Acquiring Fund Trust”), and to the holders (the “Acquired Fund Shareholders”) of shares of the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of substantially all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of October 16, 2026, executed by the Acquiring Fund Trust on behalf of the Acquiring Fund and by the Acquired Fund Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in paragraph 1.3 of the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution by the Acquired Fund of the Acquiring Fund Shares received by the Acquired Fund and cash in lieu of fractional Acquiring Fund Shares to the Acquired Fund Shareholders and cash to the Cash-Out Shareholders (as defined in paragraph 1.1(a)(ii) of the Plan) in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by the Acquiring Fund Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund Trust on behalf of the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund Trust on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.

The acquisition by the Acquiring Fund of all of the Assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all Liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution by the Acquired Fund of Acquiring Fund Shares and cash in lieu of fractional Acquiring Fund Shares to the Acquired Fund Shareholders and cash to the Cash-Out Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund will constitute a “reorganization” under section 368(a)(1)(F) of the Code. The Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.

Under sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund in exchange solely for the assumption of all the Acquired Fund’s Liabilities and the Acquiring Fund Shares, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

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3.	The Acquired Fund will not recognize gain or loss upon the distribution to the Acquired Fund Shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization;

4.

The Acquiring Fund will not recognize gain or loss upon receiving the Assets of the Acquired Fund in exchange solely for the assumption of all Liabilities of the Acquired Fund and the issuance of the Acquiring Fund Shares;

5.

The Acquired Fund Shareholders will not recognize gain or loss upon receiving Acquiring Fund Shares solely in exchange for their Acquired Fund Shares (except with respect to cash received in lieu of fractional shares);

6.

The aggregate basis of the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

7.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held the shares as a capital asset on the date of the Reorganization;

8.	The tax basis of the Assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization;

9.	The holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund; and

10.	The Acquired Fund’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

(continued)

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, and (2) the Cash-Out Shareholders whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Fund Shares held by them or Acquired Fund Shareholders whose Acquired Fund Shares are transferred by their broker or financial intermediary to a different investment option because such shareholders do not hold their Acquired Fund Shares through an account that can accept the Acquiring Fund Shares on the date of the Reorganization.

We hereby consent to the filing of this tax opinion as an exhibit to the Form N-14 and to all references to our firm therein with respect to the tax opinion.

Very truly yours,

/s/ Dechert LLP